EXHIBIT 99.1

ICAHN ENTERPRISES L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153

August 6, 2012

Board of Directors
CVR Energy, Inc.
2277 Plaza Drive, Suite 500
Sugar Land, TX 77479
Gentlemen:

As you know, Icahn Enterprises L.P. owns approximately 82.0% of the outstanding shares of common stock of CVR Energy, Inc. We would like to discuss a potential acquisition of the remaining shares of CVR common stock by Icahn Enterprises in a merger transaction pursuant to which CVR shareholders would receive $29.00 per share in cash for their CVR shares. We would of course be willing to negotiate this price with you, but in no event would we consider paying more than $30 per share (i.e., the price we paid in our recent tender offer). In this regard, it should be noted that the recent sale process involving CVR, in which more than 30 potential bidders were contacted, produced no credible offers for the company. We look forward to hearing from you.

Very truly yours,

ICAHN ENTERPRISES L.P.

By:	/s/ Carl C. Icahn
Name: Carl C. Icahn Title: Chairman of the Board